UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                           Devon Energy Corporation
 ----------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
 ----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  73-0311467
 ----------------------------------------------------------------------------
                                (CUSIP Number)

                              Gregory F. Pilcher
                      Vice President and General Counsel
                            Kerr-McGee Corporation
                           123 Robert S. Kerr Avenue
                         Oklahoma City, Oklahoma 73102
                                (405) 270-1313
 ----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 July 15, 1999
 ----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











































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

CUSIP No. 73-0311467

1.     Name of Reporting Person.
       I.R.S. Identification Number of Above Person (Entities Only).

             Kerr-McGee Corporation

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)  [  ]
             (b)  [  ]

3.     SEC Use Only


4.     Source of Funds (See Instructions)
             Not Applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
             [  ]

6.     Citizenship or Place of Organization
             Delaware

                 7.     Sole Voting Power
Number of                    0
Shares
Beneficially     8.     Shared Voting Power
Owned by                     9,954,000
Each
Reporting        9.     Sole Dispositive Power
Person With:                 0

                 10.    Shared Dispositive Power
                             9,954,000

11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                  9,954,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [  ]

13.         Percent of Class Represented by Amount in Row (11)
                  20.5%

14.         Type of Reporting Person (See Instructions)
                  CO

                                AMENDMENT NO. 2

          The Statement on Schedule 13D relating to the Common Stock, par value $0.10 per share ("Shares"), of Devon Energy Corporation ("Devon"), which was initially filed on January 8, 1997 (the "Initial Statement") by Kerr-McGee Corporation ("Kerr-McGee") and amended by Amendment No. 1, as filed on May 28, 1999 ("Amendment No. 1"), is hereby further amended as set forth herein. Capitalized terms used but not defined herein shall have the meanings as set forth in the Initial Statement.

Item 4.   Purpose of Transaction.

          Item 4 is amended by adding the following text to the end thereof:

          On July 15, 1999, Kerr-McGee announced the proposed offering of approximately $350 million of Debt Exchangeable for Common Stock ("DECS"). This amount includes a 15% over-allotment option exercisable by the underwriters. Kerr-McGee has an effective shelf registration statement pursuant to which any DECS will be offered. Proceeds from the proposed offering will be used to repay existing debt of the company.

          The DECS are exchangeable notes of Kerr-McGee that would be exchanged for Shares owned by Kerr-McGee or, at the option of Kerr-McGee, for cash of equivalent value. Pursuant to the Registration Agreement, Devon has filed a registration statement with the Securities and Exchange Commission (the "SEC") in connection with the offering. The timing of the DECS offering will depend on market conditions and any review by the SEC of the Devon registration statement.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended by adding the following text to the end thereof:

          Upon termination of the Stock Agreement, as more fully described in
Item 6 below, Kerr-McGee may be deemed to have sole voting and dispositive power with respect to the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 is amended by adding the following text to the end thereof:

          Devon, Devon Delaware Corporation ("Newco") and Kerr-McGee have entered into an Agreement, dated as of July 15, 1999 (the "Termination Agreement"). Pursuant to the Termination Agreement, and subject to certain terms and conditions more fully described therein and incorporated herein by reference, (i) Kerr-McGee will receive new certificates representing Shares without any legends; (ii) the Stock Agreement will automatically terminate upon the effectiveness of the merger (the "Merger") of Devon and PennzEnergy Company; (iii) any rights under any shareholder rights plan of Newco will not become exercisable as a result of Kerr-McGee acquiring Newco shares pursuant to the Merger; (iv) Devon and Newco will not take the position that Kerr-McGee is an affiliate of Devon or Newco in any filings with the SEC; (v)
Section 5 of the Registration Agreement, entitled "Stock Rights and Restrictions Agreement," will be deleted upon the effectiveness of the Merger, and the Registration Agreement, as so amended, shall continue in force and effect in accordance with its terms; and (vi) Devon will execute and deliver an underwriting agreement in connection with the offering of the DECS.

Item 7.   Material to be Filed as Exhibits.

          Item 7 is amended by adding the following text to the end thereof:

4.   Agreement, dated as of July 15, 1999, among Devon, Newco and Kerr-McGee.






























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

                                   SIGNATURE

          After reasonable inquiry and to the best of her or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 19, 1999

                                  KERR-McGEE CORPORATION


                                  By:     /s/  Deborah A. Kitchens
                                       --------------------------------------
                                       Name:  Deborah A. Kitchens
                                       Title: Vice President and
                                              Controller
































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